May 4, 2005


via facsimile and U.S. mail

Mr. Stanislas Vilgrain
Chief Executive Officer
Cuisine Solutions, Inc.
85 South Bragg Street, Suite 600
Alexandria, VA  22312


	Re:	Cuisine Solutions, Inc.
		Form 10-K, Filed September 24, 2004
		Form 10-Q, Filed January 25, 2005
		File No. 0-12800
      Response letter dated April 28, 2005

Dear Mr. Vilgrain:

      We have reviewed the above filings and response letter and have the following accounting comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended December 11, 2004

Note 5. Transaction with Related Parties, page 7

1. We understand from your response to prior comment 7 that the Chilean joint venture structured as a partnership was terminated before it began operations. We note that in 2003, subsequent to the termination of the joint venture, you acquired 10% of the shares of a newly created Chilean corporation, Cuisine Solutions Chile, Inc. ("Cuisine Chile"). Please revise your disclosure to accurately describe the activities of these entities. In this regard, note that the current disclosure suggests that you have engaged in certain related party activity during 2004 with the Chilean partnership as opposed to the Chilean corporation you describe in your response.

2. We understand from your response to prior comment 8 that you initially received your 10% equity interest in Cuisine Chile in 2003 in consideration for the contribution of certain intangible assets which had zero basis on your balance sheet. Since Cuisine Chile was an early stage enterprise and had no operating history, you believed the fair value of the 10% interest was nominal and as such did not record it on the balance sheet. According to APB Opinion No. 29, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it. You indicate that the intangible assets you surrendered had no book basis. However, you make no mention of the fair value of those intangible assets. Please confirm, if true, that you did consider the fair value of the intangible assets surrendered. Indicate how this consideration contributed to your decision not to record the initial 10% investment in Cuisine Chile in 2003.

3. We understand from your response to prior comment 9 and related disclosures at page 8 of your Form 10-Q that during the second quarter 2005 you avoided dilution of your ownership percentage by selling equipment to Cuisine Chile at an agreed upon price of $1 million in return for (i) a short term note receivable from Cuisine
Chile payable in three installments due before March 2005, and
(ii)
additional equity. We note that management determined the fair value of the equity to be approximately $375,000 and that you recorded a gain of approximately $571,000 in connection with the sale.
Please
address the following:

a) Confirm, if true, that you have fully collected the note receivable from Cuisine Chile.

b) Explain in more detail how the $1 million agreed upon price was determined since you indicate that at the time of the equipment sale, the fair market value of the equipment was not readily available and as such, you were required under APB Opinion No. 29 to measure the fair value of the asset received as opposed to the asset surrendered.
In this regard, confirm, if true, that the sale of equipment was conducted as an arms length transaction.

c) Provide more details regarding your determination of the discount you applied to your investment in Cuisine Chile. Further support your basis that a 25% discount was appropriate and your conclusion that $375,000 was the minimum price that you could receive for your investment from another unrelated, willing party in the absence of duress.

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure revisions to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Regina Balderas, Staff Accountant, at (202) 942-7768 or, in her absence, Jill Davis, Branch Chief, at (202) 942-
1996 if you have questions regarding comments on the financial statements and related matters. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Cuisine Solutions, Inc.
May 4, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE